PRESS RELEASE

FOR IMMEDIATE RELEASE

SUPERCOM COMPLETES $3M PRIVATE PLACEMENT

New York, NY, and Ra’anana, Israel, December 12, 2005 - SuperCom, Ltd. (OTCBB: SPCBF.OB; Euronext: SUP), a leading provider of smart card and electronic identification (e-ID) solutions, today announced that it has completed a $3.0 million private equity financing to US institutional and private investors. This investment was led by the Special Situation Funds, a leading micro-cap investment group which invested $2.5 million to become the Company’s largest investor. C.E. Unterberg, Towbin, LLC acted as the placement agent in the offering.

Pursuant to the terms of the offering, the Company has issued 4,919,355 new shares at a price of $0.62 per share. Investors in the offering were also issued five-year warrants to purchase an additional 1,721,774 shares at an exercise price of $0.60 per share. The warrants are callable, subject to certain limitations, at the Company's option if the shares trade at $1.20 or higher for 20 trading days after the registration statement becomes effective.

Additionally, the Company is obligated to file a registration statement registering the shares, including the shares underlying the warrants, within 30 days after closing and to have such registration statement declared effective within 90 days after closing or the Company will be subject to certain penalties.

Eyal Tuchman, Supercom’s Chief Financial Officer, added, “These funds will enable us to fully leverage our growing momentum, especially in the cashless micro-payment and First Responder Homeland Security areas. We believe the EZVend™ qualification that we announced in September, our successful April deployment of the world’s first municipal First Responder Disaster Site Management System, our growing number of pilot sites and field trials and the continually rising demand for e-ID solutions all position us for strong growth in 2006.”

About SuperCom:

SuperCom, Ltd. provides innovative solutions in smart-card and e-ID technologies to the commercial and government sectors.  The Company offers a wide range of standard and customized smart-card-based solutions for physical and logical security, education, corrections facilities and air & seaports.  It is also a leader in the manufacturing of secure and durable documents such as national identity cards, passports, visas, drivers’ licenses and vehicle registration to improve homeland security, governmental efficiency and document ease of use. Headquartered in Israel, SuperCom has subsidiaries in the US and Hong Kong.  For more information, visit our website at www.supercomgroup.com.

Safe Harbor:

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded or followed by or that otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “projects”, “estimates”, “plans”, and similar expressions or future or conditional verbs such as “will”, “should”, “would”, “may” and “could” are generally forward-looking in nature and not historical facts.

You should consider the areas of risk described under the heading “Forward Looking Statements” and those factors captioned as “Risk Factors” in our periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by us and our businesses generally.

All information in this release is as of December 12, 2005. Except for our ongoing obligation to disclose material information under the federal securities laws, the Company undertakes no duty to update any forward-looking statement to reflect subsequent events, actual results or changes in the Company's expectations. The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

This press release and other releases are available on www.supercomgroup.com.

Contact:
Eyal Tuchman, CFO
SuperCom, Ltd.
+972 9 775 0800
eyalt@supercomgroup.com